Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 23, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re	Indigo Acquisition Corp.
Registration Statement on Form S-1
Filed June 12, 2025
File No. 333-288014

Ladies and Gentlemen:

On behalf of Indigo Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated June 18, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original version of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 2 and your revised disclosure that the issuance of additional shares would not have the effect of “reducing dilution for the public holders.” Please clarify your disclosure to state whether the issuance of additional shares may result in material dilution to them. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

We have revised the cover page of the prospectus as requested.

Notes to the Financial Statements

Note 9 – Subsequent Events, page F-15

2.	We note the activities within the disclosure took place on April 17, 2025 and during the month of May 2025 and that your auditors’ report date is April 15, 2025. Please tell us what consideration, if any, your auditors gave to updating their audit report date.

The Company’s auditors advised that it is appropriate for them to carry their original report date of April 15, 2025, because both of the above-mentioned events occurred between the date of their original report and the reissuance date of June 12, 2025. The Company’s auditors directed the Company’s attention to PCAOB Auditing Standard 3110, paragraph 08, which provides guidance on the dating of an audit opinion when the accountant becomes aware of subsequent events that occur between the original report date and reissuance date. Notwithstanding the foregoing, we have revised the financial statements in the Registration Statement to separate the Company’s audited financial statements and unaudited condensed interim financial statements to enhance the clarification for investors.

Exhibits

3.	Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove the inappropriate assumption set out in paragraph 2.10. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

The legal opinion has been revised as requested and been re-filed as Exhibit 5.2.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. James Cassel, CEO